Exhibit 22.1

EchoStar Corporation

List of Subsidiary Guarantors

The following subsidiaries of EchoStar Corporation are the guarantors of the 6.75% Senior Secured Notes due 2030 and the 3.875% Convertible Secured Notes due 2030. The notes will be unconditionally guaranteed on a senior secured basis.

Entity	Jurisdiction of Incorporation or Organization
NorthStar Wireless, LLC	Delaware
SNR Wireless HoldCo, LLC	Delaware
DBSD Corporation	Colorado
Gamma Acquisition L.L.C.	Colorado
Northstar Spectrum LLC	Delaware
SNR Wireless LicenseCo, LLC	Delaware
DBSD Services Limited	United Kingdom
Gamma Acquisition HoldCo, L.L.C.	Colorado